EXHIBIT 12
CARRIAGE SERVICES, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(unaudited and in thousands)

	2005	2006	2007	2008	2009
Fixed charges:
Interest expense	$24,770	$17,794	$17,630	$17,606	$17,731
Amortization of capitalized expenses related to debt	754	714	714	725	767
Rental expense factor	1,268	1,245	1,235	1,278	1,284

Total fixed charges before capitalized interest	26,792	19,753	19,579	19,609	19,782
Capitalized interest	46	50	59	56	—

Total fixed charges	$26,838	$19,803	$19,638	$19,665	$19,782

Earnings available for fixed charges:
Earnings (loss) before income taxes and cumulative effect of change in accounting principle	$(1,939)	$5,842	$12,317	$3,529	$11,845
Add fixed charges before capitalized interest	26,792	19,753	19,579	19,609	19,782

Total earnings available for fixed charges	$24,853	$25,595	$31,896	$23,138	$31,627

Ratio of earnings to fixed charges(1)	0.93	1.29	1.62	1.18	1.60

(1)	For purposes of computing the ratios of earnings to fixed charges and earnings to fixed charges plus dividends: (i) earnings consist of income from continuing operations before provision for income taxes plus fixed charges (excluding capitalized interest) and (ii) “fixed charges” consist of interest expensed and capitalized, amortization of debt discount and expense relating to indebtedness and the portion of rental expense representative of the interest factor attributable to leases for rental property. There were no dividends paid or accrued on the Company’s Common Stock during the periods presented above.